United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

        Commission File Number: 333-13156

VANTICO GROUP, S.A.
 (Exact name of registrant as specified in its charter)

25A, BOULEVARD ROYAL IN L-2449 LUXEMBOURG,
REGISTRE DE COMMERCE
LUXEMBOURG B 72 960
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

12% SENIOR NOTES DUE 2010
 (Title of each class of securities covered by this Form)

NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6————	[X]

Approximate number of holders of record as of the certification or notice date: Less than 15. Prior to 30 June 2003, Vantico Group believed it had approximately 30 holders. On 30 June 2003, approximately 15 holders exchanged their interests in Vantico Senior Notes with Huntsman Advanced Materials LLC (HAM) for cash or equity in HAM, as applicable. Subsequently, HAM exchanged approximately 99.6% of the outstanding Senior Notes for equity in Vantico Group and Vantico Group cancelled the exchanged Senior Notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, VANTICO GROUP S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 1 July 2003	By:	/s/ Justin Court Name: Justin Court Title: Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.